UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 25)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On September 10, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged the following documents with the Australian Securities & Investments Commission.

Document Number	Description
1.	Twenty-Fifth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited; and pg. 5
2.	Notice Under Section 650D Of The Corporations Act (Extension of Offer Period). pg. 11

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

PLACER DOME ASIA PACIFIC LIMITED

TWENTY FIFTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002, 30 July 2002, 31 July 2002, 2 August 2002, 6 August 2002, 7 August 2002, 8 August 2002, 16 August 2002, 19 August 2002, 28 August 2002, 30 August 2002 and 9 September 2002 ("**Previous Supplementary Bidder's Statements**"). This Twenty Fifth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to the extension of the Offer Period from 6pm (Sydney time) on Tuesday 10 September 2002 until 6pm (Sydney time) on Friday 20 September 2002.

A copy of the attached press release will be sent to all AurionGold shareholders.

Dated: 10 September 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 10 September 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 10 September 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME EXTENDS AURIONGOLD OFFER

Vancouver, Canada, September 9, 2002; Brisbane, Australia, September 10, 2002:
Placer Dome Inc. ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, has extended the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") by 10 days to 6:00pm (AEST) on Friday, 20 September 2002.

Placer Dome has extended its offer to allow AurionGold shareholders further time to tender their shares. Placer Dome strongly encourages AurionGold shareholders to accept the Offer as soon as possible and take advantage of this attractive opportunity. Remaining AurionGold shareholder's should carefully consider the following:

- **Attractive Implied Offer Price:** Placer Dome's Offer now values your company at $3.65 per AurionGold share, which is equivalent to $3.72 per share for those shareholders eligible to receive the AurionGold fully franked dividend of 7c per share. This is significantly above the trading levels of AurionGold over the month before Placer Dome's Offer was announced.

- **Significant Influence over AurionGold:** Placer Dome has received acceptances for nearly 37% of AurionGold, and will likely have significant influence over AurionGold. In view of the size and significance of its investment in AurionGold, Placer Dome is seeking representation on the AurionGold Board with four directors at the AurionGold Annual General Meeting. The appointment of four candidates to the AurionGold Board would provide representation consistent with Placer Dome's current shareholding.

- **Significant Risks Associated with Not Accepting Placer's Offer**

  - **Risk of Significant Fall in AurionGold Share Price:** There is a risk that AurionGold's share price will fall significantly if the Offer closes. If AurionGold had tracked the FT All Mines Gold Index it would now be trading at less than $2.90.

  - **Risk of Lower Liquidity:** AurionGold's three largest shareholders combined own nearly 60% of the company, markedly reducing the effective free float of AurionGold. There is a significant risk that the liquidity of AurionGold will fall further if Placer Dome's shareholding increases and if the Offer closes, causing further downward pressure on the share price.

- **Reduced Index Weighting for AurionGold:** AurionGold's weighting in the various Australian Stock Exchange ("ASX") indices will be reduced in proportion to Placer Dome's final shareholding in the company. This may negatively impact on AurionGold's share price as index investors in AurionGold are forced to sell their shares in the company.

Offer Status

The Offer of 17.5 Placer Dome shares for every 100 AurionGold shares and 28 cents per share values AurionGold at A$3.65 per share based on Placer Dome's closing share price on the Toronto Stock Exchange ("TSX") and the exchange rate at the close of the TSX on 6 September 2002. Including the AurionGold dividend of 7 cents per share, paid in early September 2002, the implied value of Placer Dome's Offer is $3.72 per AurionGold share, for those shareholders eligible to receive the AurionGold dividend (being AurionGold shareholders who were registered as of 23 August 2002).

The Offer is open and capable of immediate acceptance. It is scheduled to close at 6:00pm (AEST) on Friday 20 September 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on 11 June 2002. AurionGold shareholders should contact their financial or other professional adviser if they are in any doubt as to how to act in relation to the Offer.

Broker Handling Fees

The broker handling fee arrangements announced by Placer Dome on 6 August 2002 will continue to apply for the extended Offer Period. That is, for all acceptances received after 1:30pm Sydney time on 6 August 2002 Placer Dome will pay handling fees on acceptances at the rate of 0.75% subject to a maximum fee of A$750. The fee is payable to any participating organisation of the ASX whose stamp appears on the Acceptance Form or who, in respect of a CHESS holding, provides evidence satisfactory to Placer Dome that it is the Controlling Participant who initiated the acceptance. Placer Dome reserves the right to aggregate any acceptances in determining the handling fees payable to any broker if Placer Dome reasonably believes that a party has structured holdings to take advantage of the handling fee.

Brokers are precluded from receipt of any handling fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Australian Corporations Act).

In accordance with applicable US securities laws, in order to be able to accept the broker handling fee, a broker must agree in writing prior to the termination of the Offer that, for a period of 40 days after the date of payment under the Offer, all offers and sales by it of Placer Dome shares issued in connection with the Offer shall be made only:

(i) to persons outside the United States that are not US persons in accordance with Rule 903 or 904 of Regulation S under the US Securities Act of 1933; or

(ii) pursuant to an available exemption from the registration requirements of the 1933 Act.

A copy of the form of letter agreement may be obtained from Richard Phillips of Macquarie Bank Limited on (61 3) 9635 8360.

The revised broker handling fee will be available until the scheduled close of the Offer at 6:00pm on Friday 20 September 2002. Placer Dome has not yet made a decision about whether it will extend the Offer, or if it extends the Offer whether any further broker handling fee will be payable.

-end-

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Tim Duncan
(61 3) 9600 1979

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

On the Internet: www.placerdome.com

CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

Document 2

NOTICE UNDER
SECTIONS 650D OF THE CORPORATIONS ACT
EXTENSION OF OFFER PERIOD

TO: AurionGold Limited ("**AurionGold**")

(ABN 60 008 560 978)

Australian Securities & Investments Commission ("**ASIC**")

Each person to whom an offer was made ("**Offer**") pursuant to the Bidder's Statement dated 27 May 2002 ("**Bidder's Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**").

Extension of Offer Period

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it varies the Offers by extending the closing date of the Offer from 6:00 pm (Sydney time) on Tuesday 10 September 2002 to 6:00 pm (Sydney time) on Friday 20 September 2002.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning as in this Notice.

Dated: 10 September 2002

SIGNED by **PETER TOMSETT** and **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 10 September 2002.

Peter Tomsett
Director

John Loney
Director

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 10 September 2002. ASIC does not take any responsibility for the contents of this Notice.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

September 10, 2002